April 2000
Ref: 32/00

BHP MINERALS ADVISES LEADERSHIP POSITIONS

The Broken Hill Proprietary Company Limited (BHP) today advises the details of key leadership appointments for the new BHP Minerals' business model.

President BHP Minerals Ron McNeilly said the new model had been designed to deliver alignment with the BHP Charter, achieve optimal business outcomes and grow the value of the business.

The new model includes a Portfolio Leadership Team of Mr McNeilly; Chief Operating Officer BHP Minerals Bob Kirkby; Chief Strategic Officer BHP Minerals Marcus Randolph and BHP Vice President and Chief Legal Counsel John Fast.

Additionally it differentiates between Asset Leaders whose role is to extract value from existing assets and Business Leaders whose role is to grow the business. Support is provided by Strategic Advisory Leaders (some of whom report to corporate functional heads).

All leadership positions were declared open and have been filled from within BHP following an extensive interview and review process.

The Business Leaders, the Minerals and Corporate Strategic Advisory Leaders, and the Strategic Marketing Managers will be located in Melbourne. The Asset Leaders will be located at or close to operational sites.

Key appointments in BHP Minerals are as follows (with some appointments still to be made):

Portfolio Leadership Team

President BHP Minerals                          Ron McNeilly
Chief Operating Officer BHP Minerals            Bob Kirkby
Chief Strategy Officer BHP Minerals             Marcus Randolph,
BHP Vice President and Chief Legal Counsel      John Fast
Chief Financial Officer BHP Minerals            To be appointed

Business Leaders

President, BHP Base Metals                      Peter Monkhouse
President, BHP Coal                             Mike Oppenheimer
President, BHP Copper                           Ken Pickering
President, BHP Iron Ore                         Stefano Giorgini
President, BHP Minerals Special Projects        Gary Evans
President, BHP Diamonds and Industrial Materials        TBA
President, BHP HBI                                      TBA

Asset Leaders

President, Cannington                           Mark Adams
President, Escondida                            Bruce Turner
President, Ekati                                Jim Excell
President, Illawarra Coal                       Wayne Isaacs
President, Indonesian Coal                      Ken Farrell
President, New Mexico Coal                      John Grubb
Managing Director, Ok Tedi                      Roger Higgins
President, Orinoco HBI                          Dave Webster
President, Queensland Coal                      Rick Gazzard
President, US Southwest Copper                  John Perry
President, Tintaya                              Jaap Zwaan
President, Western Australia Iron Ore           Graeme Hunt
President, Western Australia HBI                John McKirdy, Interim Asset
						Manager (External Appointment)
President, Samarco                                      TBA

Minerals Strategic Advisory Leaders

Vice President, Asset Development               Ian Ashby
Vice President, Discovery                       Tom Whiting
Vice President, Operational Excellence          Mike Anglin
Strategic Marketing Managers

Coal, Iron Ore and HBI                          Simon Wandke
Copper and Base Metals                          John Crofts
Diamonds and Industrial Materials                       TBA

Commercial Managers                                     TBA

Corporate Strategic Advisory Leaders

Environment                                     Nick Allen
Human Resources                                 Steve Keogh
Safety and Occupational Health                  Steve Pickett
Business Analysis and Evaluation                        TBA
Controller                                      Mark Williams
External Affairs                                Tony Wells
Legal                                           Gerard Heath
Minerals Strategy                                       TBA


There are some other changes following the appointments.

President BHP Diamonds Jim Rothwell will not continue with BHP in the longer term but has agreed to remain with BHP for some months to ensure a smooth transition for the diamonds business. BHP will be conducting a worldwide search for his replacement.

Bill Zimmerman will continue as Vice President of Marketing, BHP Diamonds. An appointment to the position of Marketing Manager for Diamonds and Industrial Materials will be made once the new Business Leader is in place.

Vice President Coal and Iron Ore Marketing Len Dean will be leaving BHP but has agreed to remain with the Company to facilitate the transition period.

Ed Pettigrew will remain at New Mexico Coal to assist John Grubb with the transition at that operation, after which he will consider options for ongoing employment within Minerals.

Ross James will transfer to a new role in BHP as Vice President Human Resources Projects, reporting to Tom Brown pending the implementation of the portfolio model in other BHP businesses and the selection for the human resources roles therein.

For further details etc.
___________________________
Note:-
BHP Managing Director and CEO Paul Anderson discussed the new Minerals organisation in his address to the Securities Institute of Australia on 28th February 2000. His presentation, including a briefing paper 'strategic framework and performance pmeasures' is available at:
www.bhp.com.au/financials/brief/default.htm

* * * *
Contact:
INVESTOR RELATIONS:     Robert Porter, Vice President - Investor Relations
Tel:    +61 3 9609 3540
Mob:    +61 419587 456

MEDIA RELATIONS:        Mandy Frostick, Manager Media Relations
Tel:    +61 3 9609 4157
Mob:    +61 419546 245

Pierre Hirsch
BHP Investor Relations - San Francisco Tel: +1 415 774 2030